Exhibit (a)(1)(A)
GENERAL MOTORS IS NEUTRAL ON TRACINDA TENDER OFFER
The Offer
      On May 9, 2005, Tracinda Corporation (“Tracinda”), a corporation wholly owned by Kirk Kerkorian, commenced a tender offer to purchase up to 28 million shares of common stock, par value $1 2/3 per share (the “Common Stock”), of General Motors Corporation (“GM”) at a purchase price of $31.00 per share, in cash (the “Offer Price”), on the terms and subject to the conditions set forth in Tracinda’s Offer to Purchase dated May 9, 2005 and related Letter of Transmittal (the “Offer”). The Offer expires on June 7, 2005 at 5:00 p.m., Eastern time, unless the Offer is extended.
      According to the statements filed with the SEC, Tracinda and its affiliates owned 22 million shares of Common Stock, representing approximately 3.89% of the outstanding shares of Common Stock as of May 4, 2005. A complete subscription to the Offer would increase Tracinda’s and its affiliates’ ownership interest in GM to approximately 8.84% of the outstanding shares of Common Stock.
GM Is Neutral on Tracinda Tender Offer
      At a regularly scheduled meeting of the Board of Directors of GM (the “Board”) on May 9, 2005, the Board reviewed and considered the Offer, which had been commenced earlier that day. At a special meeting of the Board on May 19, 2005, the Board further reviewed and considered the Offer. The Board reviewed the terms and conditions of the Offer, including: the proposed timeline for the Offer; the percentage of the shares of Common Stock currently owned by Tracinda; the percentage stake in GM sought to be acquired by Tracinda in the Offer; the fact that Tracinda had indicated its intent to hold the shares of Common Stock acquired in the Offer for investment purposes; the potential proration mechanism of the Offer in the event of oversubscription; the potential tax consequences to the stockholders as a result of participating in the Offer; the circumstances under which the amount of shares of Common Stock sought to be acquired in the Offer could be increased; and the circumstances under which the Offer could be extended or other terms and conditions of the Offer could be changed. The Board reviewed certain regulatory approval requirements and other regulatory consequences associated with any stockholder acquiring a controlling influence in GM. These regulatory issues arise from GM’s ownership of a federal savings bank and other banking institutions that are subject to regulation by various federal, state and foreign government agencies. The Board also took note of the filing requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. Representatives of Goldman, Sachs & Co. (“Goldman Sachs”) and Morgan Stanley & Co. Incorporated (“Morgan Stanley”), financial advisors to GM, reviewed with the Board recent Common Stock price performance and trading activity, the impact of the Offer on the market price of the Common Stock, various other tender offers by Tracinda and/or Mr. Kerkorian and certain factors influencing the current market price of the Common Stock. Management then reviewed with the Board its assessment of the Offer. The Board then considered GM’s obligation pursuant to the federal securities laws to issue a statement on Schedule 14D-9 and made the determination discussed below.
      The Board determined by unanimous vote of all those directors present that GM would express no opinion and would be neutral with respect to the Offer. Accordingly, GM has not made a determination as to whether the Offer is fair to, or in the best interests of, its stockholders and is not making a recommendation regarding whether GM’s stockholders should participate in the Offer. GM urges each stockholder to make its own decision regarding the Offer, including, among other things, the adequacy of the Offer price, based on all of the available information and in light of the stockholder’s own investment objectives, the stockholder’s view with respect to GM’s prospects and outlook, the matters considered by the Board, as noted below, and any other factors that the stockholder deems relevant to its investment decision.
      For the following reasons and based on these factors, the Board determined that GM would express no opinion to its stockholders and would be neutral with respect to the Offer:

•	Tracinda seeks a relatively small percentage of the outstanding shares of Common Stock pursuant to the Offer (approximately 4.95%) and, according to the information set forth in the Offer, the Offer would result in Tracinda and its affiliates being the beneficial owners of approximately 8.84% of the outstanding shares of Common Stock;

•	Tracinda has stated that its intention is to acquire the shares of Common Stock for investment purposes and that it does not have a present intent to acquire or influence control over the business of GM;

•	the relatively small percentage of Common Stock sought by Tracinda, coupled with Tracinda’s intent to hold the Common Stock for investment purposes, would not be expected to interfere with GM’s ability to pursue its strategic business objectives;

•	holders of shares of Common Stock tendered and accepted pursuant to the Offer will be precluded, with respect to shares of Common Stock purchased in the Offer, from having the opportunity to participate in any future benefits arising from continued ownership of those shares of Common Stock, including any potential future earnings growth of GM and any subsequent increase in the market value of those shares of Common Stock;

•	based on the per share closing price of $27.77 of the Common Stock on the New York Stock Exchange Composite Tape on May 3, 2005, the last trading day before the announcement of Tracinda’s intention to make the Offer, the indicated premium reflected in the price offered for such shares pursuant to the Offer, including the regular quarterly dividend, was 13.43%; and

•	the per share closing price of the Common Stock on the New York Stock Exchange Composite Tape was $31.61 on May 18, 2005, and the historical per share closing prices of the Common Stock on the New York Stock Exchange Composite Tape ranged from $25.60 to $40.30 during the period from January 1, 2005 through May 18, 2005.
      You should understand that the Board did not find it practicable, and did not attempt, to quantify, rank or otherwise assign relative weight to the foregoing reasons and factors, and different members of the Board may have given different weight to different reasons and factors in reaching their individual conclusions.
      The fact that GM is not expressing an opinion and is neutral with respect to the Offer is not, and should not be interpreted to be, any indication of the position GM would take with respect to any effort by Tracinda or any other person to take any actions to further increase its holdings in GM, or to seek by any means to exercise control of, or a controlling influence with respect to, GM.
      As a result of trading restrictions under GM’s internal corporate policies, the directors, executive officers, affiliates and subsidiaries of GM are currently precluded from purchasing or selling any securities of GM, including by tendering Common Stock into the Offer.
      GM is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer of GM’s securities, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving GM, (iii) any purchase, sale or transfer of a material amount of assets of GM or any of its subsidiaries, or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of GM. Additionally, there are no transactions, board resolutions, agreements in principle or signed contracts in response to or that relate to the Offer.
      The Board and management of GM remain committed to enhancing value for all of GM’s stockholders and will continue to communicate with stockholders regarding these matters.

Other Information
      GM has been receiving advice from Goldman Sachs and Morgan Stanley in connection with the Offer. GM has also retained Morrow & Co., Inc. (“Morrow”) to assist GM in communications with stockholders.
      No transactions in Common Stock have been effected during the past 60 days by GM, its subsidiaries or any officers, directors or affiliates except for the acquisition of 50,000 shares of Common Stock by G. Richard Wagoner, Jr., GM’s Chairman and Chief Executive Officer, and 200 shares of Common Stock by Thomas J. Kowaleski, GM’s Vice President of Communications. Both acquisitions were pursuant to purchases in the open market.
      GM is incorporating herein by reference pages 7 through 24 of the GM Proxy Statement on Schedule 14A filed with the SEC on April 29, 2005, which are also part of the Schedule 14D-9, and which set forth arrangements and actual and potential conflicts of interest between GM and its executive officers, directors and affiliates.
      Important detailed information relating to the Offer and the Board’s position is contained in the Schedule 14D-9 that is incorporated by reference herein and that was filed by GM with the Securities and Exchange Commission (the “SEC”). The Board urges each stockholder to read the Schedule 14D-9 prior to making any decision regarding the Offer. A copy of GM’s Schedule 14D-9 will be available without charge at GM’s website, “www.gm.com,” or at the SEC’s website, “www.sec.gov.” Written and telephone requests by GM’s stockholders for copies of GM’s Schedule 14D-9 should be directed to Morrow as follows:
Morrow & Co., Inc.
445 Park Avenue — 5th Floor
New York, NY 10022
Attn: General Motors 14D-9 Requests
Telephone: (877) 366-1578